EXHIBIT 6(i)

FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT
(LAKE MEAD CROSSING-SHOPPING CENTER)

This FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT (this "Amendment"), is made and entered into as of this 8th day of October, 2015 (the "Effective Date") by and between LAKE MEAD CROSSING, L.L.C., a Nevada limited liability company ("Seller") and GK DEVELOPMENT, INC., an Illinois corporation ("Purchaser").

RECITALS

WHEREAS, the Purchaser and Seller have entered into that certain Purchase and Sale Agreement, dated as of September 9, 2015 (the "Purchase Agreement"), pursuant to which Purchaser agreed to buy and Seller agreed to sell the Real Property (as defined therein).

WHEREAS, Seller and Purchaser have agreed to amend the Purchase Agreement in certain respects as set forth herein.

WHEREAS, Seller and Purchaser have agreed to enter into the Excluded Parcel Purchase

Agreement (as hereinafter defined).

WHEREAS, capitalized terms not otherwise defined herein shall have the meaning ascribed to such term in the Purchase Agreement.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt of and sufficiency whereof are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby covenant and agree as follows:cd

AMENDMENTS

1.1 Purchase Price. The definition of Purchase Price in Section 2.1 of the Purchase Agreement is hereby amended to replace "FORTY TWO MILLION SEVEN HUNDRED FIFTY THOUSAND AND N0/100 DOLLARS ($42,750,000.00)" with "FORTY TWO MILLION TWO HUNDRED FIFTY THOUSAND AND N0/100 DOLLARS ($42,250,000.00)."

1.2 Extension of Approval Period. The definition of Approval Period in Section 4.2 of the Purchase Agreement is hereby amended to state that the Approval Period shall end at 5:00 pm CST on October 12, 2015.

1.3 Approval and Waiver. Purchaser hereby waives its right to terminate the Agreement pursuant to Section 4.2 thereof for any reason except for (i) Purchaser's receipt of a commitment from Purchaser's lender with respect to the financing of the acquisition of the Property and (ii) Purchaser's satisfaction with its investigation of the real estate tax recovery income for the following Tenants of the Property: Staples, Marshalls, Ross and PetSmart. With respect to all other matters of review and approval, including physical, environmental and financial matters, of the Property, Purchaser hereby notifies Seller of its satisfaction therewith.

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1.4 Extension of Closing Date. The definition of Closing Date in Section 6.1 of the Purchase Agreement is hereby amended to replace the date of "November 10, 2015" with the date "November 11, 2015."

1.5 Real Property. The legal description of the Real Property on Exhibit A to the Purchase Agreement is hereby deleted in its entirety and replaced with the legal description of the Real Property set forth on Exhibit A attached hereto and made a part hereof.

1.6 New Purchase Agreement. Simultaneously with the execution and delivery of this Amendment, Seller and Purchaser hereby agree to enter into a separate Purchase and Sale Agreement (the "Excluded Parcel Purchase Agreement") for the sale of the real property legally described on Exhibit A-1 attached hereto and made a part hereof (the "Excluded Parcel"). The purchase price for the Excluded Parcel shall be FIVE HUNDRED THOUSAND AND N0/100 DOLLARS ($500,000.00).

1.7 Indivisible Purchase Agreements. Unless agreed to in writing by both Seller and Purchaser, if the Purchase Agreement or the Excluded Parcel Purchase Agreement is terminated for any reason pursuant to any termination right set forth therein, then both the Purchase Agreement and the Excluded Parcel Purchase Agreement shall be terminated. In other words, neither Purchaser nor Seller have the unilateral right to terminate the Purchase Agreement or the Excluded Parcel Purchase Agreement, while continuing the sale and purchase of the other agreement.

1.8 Cross Default. Seller and Purchaser hereby acknowledge and agree that if there shall be an event of default under either the Purchase Agreement or the Excluded Parcel Purchase Agreement beyond any applicable cure periods contained in such agreements, then the defaulting party shall be deemed to be in default under both the Purchase Agreement and the Excluded Parcel Purchase Agreement.

1.9 Conditions Precedent to Purchaser's Obligations. Section 6.8 of the Purchase Agreement is amended to add the following provision:

"(g) Seller shall not be in default under the Excluded Parcel Purchase Agreement."

1.10 Conditions Precedent to Seller's Obligations. Section 6.9 of the Purchase

Agreement is amended to add the following provision:

"(c) Purchaser shall not be in default under the Excluded Parcel Purchase Agreement."

1.11 Record of Survey. Purchaser, with Seller's permission, has undertaken to create the separate parcels of the Real Property and Excluded Parcel as legally describe in Exhibit A and Exhibit A-1, respectively, attached hereto by process of a record of survey (the "Record of Survey"). Notwithstanding any provision to the contrary set forth in the Purchase Agreement, Purchaser agrees to pay all costs in connection with the Record of Survey, including without limitation, the surveyor costs and Seller's reasonable attorneys' fees for time spent in connection with the Record of Survey, this Amendment and the Excluded Parcel Purchase Agreement. Purchaser agrees that the Record of Survey plat shall be recorded immediately prior to the recording of the Deed concurrent with the Closing and in no event shall the Record of Survey be recorded prior to the Closing. In the event that (i) the Record of Survey is not completed prior to the Closing or (ii) the Record of Survey is insufficient for the purpose of creating the parcels legally described in Exhibit A and Exhibit A-1 attached hereto, then the Purchase Agreement and the Excluded Parcel Purchase Agreement shall continue in full force and effect, provided that the legal description for the "Real Property" being sold pursuant to the Purchase Agreement and Excluded Parcel Purchase Agreement, as such term is defined in each such agreement, shall be the legal description set forth on Exhibit B attached hereto and made a part hereof. The agreements set forth in this Section 1.11 shall survive the Closing or termination of the Purchase Agreement. In addition, the indemnification set forth in Section 10.18 of the Purchase Agreement shall survive the Closing and shall exist notwithstanding any provision to the contrary set forth in the Purchase Agreement.

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1.12 Title and Survey Objections. At the Closing, Seller shall deliver to the Title Company an Owner's Affidavit executed by Seller in the form attached hereto as Exhibit C and made a part hereof. Purchaser acknowledges that Purchaser has reviewed the Title Commitment and the Survey. Purchaser and Seller agree that, except for Monetary Liens and any matters arising subsequent to the effective date of the Title Commitment and prior to the Closing Date that were not created by or through the acts of Purchaser, Purchaser waives any objections to the Title Commitment and Survey and agrees that the matters set forth on Exhibit D attached hereto and made a part hereof shall be Permitted Encumbrances; provided, that Seller, at its sole cost and expense, causes the Title Company to issue the endorsement stated on Exhibit D with respect to that certain 20.00' private access easement referenced on Book 109 of Parcel Maps, Page 94. Provided that any exceptions that appear on the Title Commitment as of the date hereof and are not listed on Exhibit D are removed from the Title Commitment or the Title Company agrees to provide title insurance with respect thereto in a form acceptable to Purchaser in .its sole discretion, Purchaser hereby withdraws and waives all of Purchaser's Title Objections and Purchaser shall have no further right to object to any such matters except for Monetary Liens and any matters arising subsequent to the effective date of the · Title Commitment and prior to the Closing Date that were not created by or through the acts of Purchaser. In addition, all matters arising from the Record of Survey are deemed Approved Title Matters. Finally, Section 4.3(c) of the Purchase Agreement is deleted in its entirety and replaced with the following:

"(c) If at any time prior to the Closing Date, any update to the Title Commitment discloses any additional item that is not a Permitted Encumbrance or Approved Title Matter and that adversely affect title to the Property, that Purchaser disapproves by written notice to Seller, in its sole discretion (each, a "New Exception"), such item shall constitute a title objection and shall be removed by Seller or, at Purchaser's sole option, insured by endorsement at Seller's expense, or Purchaser may terminate this Agreement or use proceeds at Closing to remove said additional items. Notwithstanding the provisions of Section 6.1 of this Agreement to the contrary, if requested by Seller, the Closing Date shall be extended for ten (10) days to allow the Seller reasonable time to remove or cause the Title Company to insure by endorsement any New Exception."

1.13 Proration's. For purposes of Section 6.3 of the Purchase Agreement, the term "Property" shall be deemed to include the Excluded Parcel and all proration's, adjustments and reconciliations set forth in Section 6.3 of the Purchase Agreement shall be based upon all of the real property described in Exhibit B attached hereto, which is the Real Property being sold under the Purchase Agreement together with the Excluded Parcel being sold under the Excluded Parcel Purchase Agreement. Accordingly, there shall be no prorations, adjustments and reconciliations provided for in the Excluded Parcel Purchase Agreement, except that Seller and Purchaser hereby agree that all prorations regarding the expense item defined as "Taxes and Assessments" for the Excluded Parcel shall be prorated separately pursuant to the Excluded Parcel Purchase Agreement based upon the square footage of the land contained in the Excluded Parcel and the square footage of the Land that is set forth in any real estate tax bill that is assessed against both all or a portion of the Excluded Parcel and a portion of the Land. For the avoidance of doubt, there shall be no other prorations, adjustments or reconciliations for the Excluded Parcel except for Taxes and Assessments expense, i.e. for example, there will be no tenant reimbursements, common area maintenance expense reimbursements or insurance reimbursements.

In addition, Section 6.3 of the Purchase Agreement is revised to state that Purchaser; shall receive at Closing as a credit against the Purchase Price (i) the amount of all security deposits from Tenants that are in the possession or control of Seller as of the Closing Date and (ii) the net amount of accounts receivable credits due to Tenants as of the Closing Date.

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OTHER TERMS

2.1 Entire Agreement; Amendments. Except as specifically set forth herein, the Purchase Agreement shall remain in full force and effect and is hereby ratified and confirmed. The amendments set forth herein are effective solely for the purposes set forth herein and shall be limited precisely as written, and shall not be deemed to (a) be a consent to any amendment, waiver or modification of any other term or condition of the Purchase Agreement, except as specifically set forth herein, (b) operate as a waiver or otherwise prejudice any right, power or remedy that the Purchaser or Seller may now have or may have in the future under or in connection with the Purchase Agreement, except as expressly set forth herein, or (c) create a course of dealing or otherwise obligate the Purchaser or Seller to forbear, waive, consent or execute similar amendments under the same or similar circumstances in the future.

2.2 Governing Law. The provisions set forth in the Purchase Agreement shall govern with respect to governing law, jurisdiction and venue of this Amendment.

2.3 Counterpart/Electronic Execution. This Amendment (and the signature pages hereto) may be executed in counterparts (and counterpart signature pages may be assembled into one or more fully executed original Amendments). This Amendment so executed in counterparts shall be effective upon delivery to the parties hereto. Facsimiles, scanned e-mail copies, or other photocopies or images of executed signature pages to this Amendment shall be as effective as originals.

2.4 No Waiver. Purchaser and Seller agree that, except as specifically set forth herein, this Amendment does not affect any of the obligations and liabilities of either Purchaser or Seller under the Purchase Agreement.

2.5 Conflict. In the event of any conflict between the terms and provisions of this Amendment and the terms and provisions of the Purchase Agreement, the terms and provisions of this Amendment shall control in all events.

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Signature Pages Follow Next]

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IN WITNESS WHEREOF, the Parties have executed this Amendment as of the Effective Date.

SELLER:

LAKE MEAD CROSSING, L.L.C., a Nevada limited liability company

By	IWR Protective Corporation,
a Delaware corporation, its sole member

By:	/s/ Dennis K. Holland
Name: Dennis K. Holland
Title: Secretary

PURCHASER:

GK DEVELOPMENT, INC., an Illinois corporation

By:	/s/ Garo Kholamian
Garo Kholamian
Its: President

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